Exhibit 12.1
Panhandle Eastern Pipe Line Company, LP
Computation of Ratio of Earnings to Fixed Charges
(tabular amounts in millions, except for ratio amounts)
(Unaudited)
The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.
On January 10, 2014, the Company consummated a merger with Southern Union, the indirect parent of the Company, and PEPL Holdings, the sole limited partner of the Company, pursuant to which each of Southern Union and PEPL Holdings, a wholly-owned subsidiary of Southern Union, were merged with and into the Company (the “Panhandle Merger”), with the Company surviving the Panhandle Merger. We have accounted for this transaction as a reorganization of entities under common control; therefore, the consolidated financial statements of the Company were retrospectively adjusted to consolidate Southern Union for all periods.

	Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed Charges:
Interest expense, net	$46	$49	$50	$66	$111
Net amortization of debt discount, premium and issuance expense	(24)	(24)	(23)	(22)	(28)
Capitalized interest	3	1	1	2	1
Interest charges included in rental expense	1	1	1	1	2
Total fixed charges	$26	$27	$29	$47	$86
Earnings:
Income (loss) from continuing operations before income tax expense and noncontrolling interest	$(308)	$(659)	$157	$143	$(472)
Less: equity in earnings (losses) of unconsolidated affiliates	2	1	26	(12)	15
Total earnings	(310)	(660)	131	155	(487)
Add:
Fixed Charges	26	27	29	47	86
Distributed income of equity investees	6	—	55	72	54
Less:
Interest capitalized	(3)	(1)	(1)	(2)	(1)
Income Available for Fixed Charges	$(281)	$(634)	$214	$272	$(348)

Ratio of earnings to fixed charges	(a)	(b)	7.38	5.79	(c)
{a} For the year ended December 31, 2017, fixed charges exceeded earnings by $307 million.  In 2017, Panhandle Eastern Pipe Line Company, LP recognized a $389 million impairment charge associated with Trunkline and Sea Robin.
{b} For the year ended December 31, 2016, fixed charges exceeded earnings by $661 million.  In 2016, Panhandle Eastern Pipe Line Company, LP recognized a $771 million impairment charge associated with PEPL and Sea Robin.
{c} For the year ended December 31, 2013, fixed charges exceeded earnings by $434 million.  In 2013, Panhandle Eastern Pipe Line Company, LP recognized a $689 million goodwill impairment charge associated with Lake Charles LNG.